Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to the Agreement and Plan of Merger (this “Amendment”) is made and entered into as of July 16, 2008, by and among United Online, Inc., a Delaware corporation (“Purchaser”), UNOLA Corp., a Delaware corporation and an indirect wholly owned Subsidiary of Purchaser (“Merger Sub”), and FTD Group, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Purchaser, Merger Sub and the Company are parties to an Agreement and Plan of Merger, dated as of April 30, 2008 (the “Merger Agreement”; capitalized terms used but not defined herein have the respective meanings set forth in the Merger Agreement);

WHEREAS, pursuant to Section 4.2(b)(i) of the Merger Agreement, Purchaser has submitted a Substitution Notice dated July 16, 2008, to the Company (the “SVB Substitution Notice”);

WHEREAS, Purchaser has entered into a commitment letter, dated July 2, 2008, with Silicon Valley Bank,, and related side letter, dated July 3, 2008, and fee letter, dated July 2, 2008, with Silicon Valley Bank, pursuant to which, and on the terms and subject to the conditions of which, Silicon Valley Bank has agreed to provide an aggregate of $60.0 million of financing to Purchaser;

WHEREAS, pursuant to Section 10.3 of the Merger Agreement, Purchaser, Merger Sub and the Company desire to amend the Merger Agreement as provided in this Amendment;

WHEREAS, the respective boards of directors of Merger Sub and the Company each have approved and declared advisable, and the board of directors of Purchaser has approved, this Amendment on the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company has unanimously determined that this Amendment is fair to and in the best interests of the Company and the holders of the outstanding shares of Company Common Stock; and

WHEREAS, Green Equity Investors IV, L.P. has approved this Amendment in accordance with Section 15 of the Voting and Support Agreement.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained in this Amendment and the Merger Agreement, Purchaser, Merger Sub and the Company agree as follows:

1.             The penultimate and ultimate sentences of Section 4.2(b)(i) of the Merger Agreement are hereby amended and restated in their entirety as follows:

The SVB Financing Letters shall be deemed “Additional Financing Letters” and the financing contemplated by the SVB Financing Letters (as defined below) (the “SVB Financing”) shall be deemed “Additional Financing” and “Approved Additional Financing” in accordance with this Section 4.2(b)(i). The SVB Substitution Notice and the corresponding increase in the Cash Merger Consideration in full substitution of the Notes Merger Consideration as set forth in the first sentence of this Section 4.2(b)(i) shall remain in effect unless the SVB Funds (as defined herein) are unavailable to Purchaser for any reason (an “SVB Termination”) on or before the eighth business day prior to the scheduled date of the

Stockholder Meeting. For the avoidance of doubt, and notwithstanding anything to the contrary contained herein, (i) following the occurrence of an SVB Termination at any time (including without limitation on the eighth business day prior to the scheduled date of the Stockholder Meeting), all references herein to “Merger Consideration” shall be deemed to be (x) $7.34 in cash, without interest, (y) the Stock Merger Consideration and (z) the Notes Merger Consideration as if an SVB Substitution Notice had never been delivered, and (ii) in no event shall Purchaser be permitted to deliver any Substitution Notice to the Company other than the SVB Substitution Notice; and

2.             Section 4.2(b)(ii) of the Merger Agreement is hereby deleted in its entirety.

3.             Section 6.11 of the Merger Agreement is hereby amended and restated in its entirety as follows:

Financing.  Purchaser or Merger Sub has delivered to the Company (i) true, correct and complete signed counterpart(s) of the commitment letter of Wells Fargo Bank, National Association, dated as of April 30, 2008, and (ii) true, correct and complete (subject to fee amounts being redacted) signed counterparts of the related fee letter of Wells Fargo Bank, National Association., dated as of April 30, 2008, pursuant to which Wells Fargo Bank, National Association. has agreed, subject to the terms and conditions set forth therein, to provide an aggregate of $375.0 million of financing in connection with the transactions contemplated hereby and an additional $50.0 million of revolving credit ((i) and (ii) collectively, the “Financing Letters”), and (iii) (x) true, correct and complete signed counterpart(s) of the commitment letter of Silicon Valley Bank, dated as of July 2, 2008, (y) true, correct and complete (subject to fee amounts being redacted) signed counterparts of the related fee letter (the “SVB Fee Letter”) of Silicon Valley Bank, dated as of July 2, 2008, and (z) true, correct and complete signed counterpart(s) of the related side letter (the “SVB Side Letter”) of Silicon Valley Bank, dated as of July 3, 2008, pursuant to which Silicon Valley Bank has agreed, subject to the terms and conditions set forth therein, to provide an aggregate of $60.0 million of financing to Purchaser ((x), (y) and (z) collectively, the “SVB Financing Letters”). The Financing Letters and the SVB Financing Letters are in full force and effect as of July 16, 2008. The Financing Letters and the SVB Financing Letters are subject to no contingencies or conditions other than those set forth in the copies of the Financing Letters and the SVB Financing Letters delivered to the Company. Purchaser and Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Letters and the SVB Financing Letters to be paid by them on or prior to their respective dates. As of July 16, 2008, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser or Merger Sub under the Financing Letters or the SVB Financing Letters. As of July 16, 2008, subject to the satisfaction of the conditions set forth in Sections 8.1 and 8.3 (excluding Section 8.3(c)), neither Purchaser nor Merger Sub believes or has reason to believe that any of the conditions to the financing set forth in the Financing Letters or the SVB Financing Letters required to be satisfied by Purchaser or Merger Sub will not be satisfied or that any portion of the financing to be made under the Financing Letters will not otherwise be made available to Purchaser or Merger Sub on the Closing Date or that any portion of the financing to be made under the SVB Financing Letters will not otherwise be made available to Purchaser or Merger Sub on or before the eighth business day prior to the scheduled date of the Stockholder Meeting. Assuming the accuracy of the representations and warranties set forth in Section 5.4 and compliance by the Company and its Subsidiaries with their agreements set forth in Sections 7.1(a) and 7.1(b), and the satisfaction of the closing condition set forth in Section 8.3(d), the aggregate sources of funding identified in the Financing Letters and the SVB Financing Letters as necessary to consummate the transactions contemplated by this

Agreement, in the respective amounts referred to in the Financing Letters (including any direct or indirect equity contribution of Purchaser referred to therein) and the SVB Financing Letters, together with Purchaser’s cash on hand to be used to fund the Cash Merger Consideration, would be sufficient to enable Merger Sub and the Company to pay the full Cash Merger Consideration, to make all other necessary cash payments by them in connection with the Merger upon the terms contemplated by this Agreement (including the payments required under Section 7.12 with respect to the Defeasance and/or Debt Tender Offer) and to pay all of the related fees and expenses, in each case as contemplated by the Financing Letters and the SVB Financing Letters. The financing referred to in the Financing Letters is herein referred to as the “Financing.”

4.             Section 7.1(d)(xi) of the Merger Agreement is hereby amended by inserting “(i) the SVB Financing and (ii)” immediately following “the incurrence of” in the first line thereof.

5.             Section 7.5(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(b)           Each of Purchaser and Merger Sub shall, and shall cause each of its Representatives and affiliates to, use its reasonable best efforts to close concurrently with or (in the case of the SVB Financing as set forth herein) prior to the Closing, debt financing on terms and conditions described in the Financing Letters, the SVB Financing Letters and/or, if applicable, any Alternative Financing Letters, including using reasonable best efforts to (i) maintain in effect the Financing Letters, the SVB Financing Letters and/or, if applicable, any Alternative Financing Letters and negotiate and enter into definitive agreements contemplated by the Financing Letters and/or, if applicable, any Alternative Financing Letters on terms and conditions contained therein (as such terms may be altered in accordance with any “flex” provisions in the related fee letters (the “Flex”)), (ii) negotiate and enter into the Definitive Senior Documentation (as defined in the SVB Financing Letters) (together with the definitive agreements contemplated by the Financing Letters and/or, if applicable any Alternative Financing Letters, the “Definitive Financing Agreements”), on terms and conditions contained in the SVB Financing Letters, (iii) comply on a timely basis with obligations under the Financing Letters, the SVB Financing Letters and/or, if applicable, any Alternative Financing Letters to assist the arrangers of the financing contemplated thereby in accordance with the terms set forth and contemplated therein (including seeking rating agency ratings to the extent required), (iv) satisfy on a timely basis all conditions and other requirements to the consummation of the Financing, the SVB Financing and/or, if applicable, any Alternative Financing applicable to Purchaser and Merger Sub in the Financing Letters, the SVB Financing Letters, the Alternative Financing Letters (if applicable) and the Definitive Financing Agreements that are within their respective control; provided, however, that for the avoidance of doubt, in no event shall financial tests applicable to Purchaser or the Company, as the case may be, under the Financing Letters, the SVB Financing Letters and/or, if applicable, any Alternative Financing Letters be deemed to be within the control of such party, (v) cause the lenders and other Persons providing the Financing, the SVB Financing and/or, if applicable, any Alternative Financing to provide such financing in accordance with the terms of the Definitive Financing Agreements if all conditions to the Definitive Financing Agreements have been satisfied or upon funding and consummation of this Agreement will be satisfied and (vi) use the SVB Funds and Purchaser’s cash on hand to fund the increase in the Cash Merger Consideration in full substitution of the Notes Merger Consideration, as contemplated by Section 4.2(b)(i), unless an SVB Termination has occurred; provided, however, that in no event shall Purchaser or any of its affiliates be required to make an equity contribution (including cash and/or common equity or other equity securities of Purchaser or any of its Subsidiaries) to Merger Sub or any other direct or indirect Subsidiary of Purchaser in excess of (i) $230.0 million, excluding the SVB Funds, which shall be used to fund a portion of the Cash Merger Consideration (if an SVB Termination shall not have occurred) or (ii) $203.0 million (if an SVB Termination shall have occurred) (less, in each case, related fees and expenses, including, without limitation, fees and expenses of the nature set forth in Section 7.5(b) of the Purchaser Disclosure Letter). Notwithstanding anything to the contrary contained herein, if Purchaser enters into the Definitive Senior Documentation, Purchaser shall (i) use reasonable best efforts to borrow the full principal amount (net of fees and expenses payable to Silicon Valley Bank at the time of such borrowing pursuant to the terms of the SVB Fee Letter) of the Senior Term Loan (as such term is defined in the SVB Financing Letters) (the “SVB Funds”) no later than the eighth business day prior to the scheduled date of the Stockholder Meeting, unless an SVB Termination shall have occurred (other than due to the failure of Purchaser or Merger Sub to comply with their respective obligations under this Agreement) and (ii) if Purchaser shall have borrowed the SVB Funds, deliver to SVB the written request contemplated by Section 2 of the SVB Side Letter on the eighth business day prior to the scheduled date of the Stockholder Meeting, if permitted to deliver such request pursuant to the terms of the SVB Side Letter. Purchaser shall, upon the written request of the Company, inform the Board on a reasonably current basis and in reasonable detail of the status of its efforts to comply with the terms of, and satisfy the conditions contemplated by, the Financing Letters and the SVB Financing Letters, and/or, if applicable, any Alternative Financing Letters in accordance with this Section 7.5(b) and shall not, and shall not permit Merger Sub to, amend or modify the terms of the Financing Letters (including all exhibits, annexes, schedules, fee letters and other ancillary documents) or the SVB Financing Letters to increase the conditionality of the Financing Letters or the SVB Financing Letters in a manner that would adversely impact the ability of Purchaser to consummate the transactions provided for herein or the likelihood of the consummation of the Merger without obtaining the prior written consent of the Company. Purchaser shall give the Board prompt written notice of any material breach by any party to the Financing Letters or the SVB Financing Letters, any termination of any of the Financing Letters or the SVB Financing Letters or any other circumstance, event or condition (other than in respect of the Company and its affiliates) that would reasonably be likely to prevent, delay or impede the consummation of the financing contemplated by the Financing Letters or the SVB Financing Letters. In the event that all or any portion of the financing contemplated by the Financing Letters becomes unavailable on the terms and conditions set forth in the Financing Letters (as such terms may be altered in accordance with the Flex), Purchaser shall notify the Company and use reasonable best efforts to arrange as promptly as practicable following the occurrence of such event and after giving the Company prior written notice, alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms that (as determined in the reasonable judgment of Purchaser and Merger Sub) are no less favorable to Purchaser and Merger Sub (including with respect to conditionality, required equity contributions (including cash and/or common equity or any other equity securities of Purchaser or any of its Subsidiaries), pricing and required guarantees by Purchaser and its Subsidiaries) than the terms set forth in the Financing Letters and would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement (the “Alternative Financing”). Purchaser shall deliver to the Company true and complete copies of all agreements pursuant to which it has received commitments for the Alternative Financing (the “Alternative Financing Letters”), after which the covenants provided with respect to the Financing Letters in this Section 7.5(b) shall be applicable with respect to the Alternative Financing Letters. Purchaser and the Company shall promptly prepare and file an amendment to the Proxy/Prospectus and the Registration Statement to provide that: the Merger Consideration will be $10.15 in cash, without interest, and 0.4087 shares of Purchaser Common Stock, unless an SVB Termination has occurred, in which case, the Merger Consideration will be (x) $7.34 in cash, without interest, (y) 0.4087 shares of Purchaser Common Stock and (z) $3.31 principal amount of the Purchaser Notes. If an SVB Termination shall have occurred, Purchaser shall immediately notify the Company in writing and the parties hereto shall use their reasonable best efforts to take all actions necessary to enable Purchaser to issue the Purchaser Notes in substitution for the SVB Financing, including preparing and filing any required amendments to the Proxy/Prospectus and the Registration Statement, mailing or making available to the stockholders of the Company any required amendments to the Proxy/Prospectus and changing the date of the Stockholder Meeting as advisable or required, in each case to the extent that the parties reasonably believe that the transactions contemplated by this Agreement can be consummated by the End Date. Without limiting the foregoing, if an SVB Termination occurs, Purchaser and the Company shall use their reasonable best efforts to announce the adjustment of the Merger Consideration to (x) $7.34 in cash, without interest, (y) 0.4087 shares of Purchaser Common Stock and (z) $3.31 principal amount of the Purchaser Notes by press release on or before the fifth business day prior to the scheduled date of the Stockholder Meeting; provided, however, that if an SVB Termination occurs on or after the fifth business day prior to the scheduled date of the Stockholder Meeting, Purchaser and the Company agree to postpone or adjourn the Stockholder Meeting until a date that permits Purchaser and the Company to make such announcement on or before the fifth business day prior to the scheduled date of the Stockholder Meeting. Notwithstanding anything in this Agreement to the contrary, in the event an SVB Termination shall have occurred and the Closing does not occur by the End Date, neither Purchaser nor Merger Sub, nor any of their respective Subsidiaries, officers or directors, shall have any liability or obligation hereunder as a result of the occurrence of such SVB Termination, provided that each of Purchaser and Merger Sub has complied with its obligations under this Section 7.5(b).

6.             Section 8.1(c) of the Merger Agreement is hereby amended by adding the phrase “, in the event that an SVB Termination has occurred,” immediately prior to the phrase “the Notes Merger Consideration.”

7.             Section 8.2(a) of the Merger Agreement is hereby amended by adding the phrase “, in the event that an SVB Termination has occurred,” immediately following “provided that” in the proviso thereof.

8.             Section 8.3(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

Purchaser (i) shall have received the proceeds of the Financing (or if such Financing shall not have been consummated, Purchaser shall have received the proceeds of the Alternative Financing) (or would have received such proceeds assuming the issuance of the Purchaser Notes or Purchaser’s receipt of the proceeds from the Additional Financing, if applicable), and (ii) unless an SVB Termination shall have occurred (in which case the last three sentences of Section 7.5(b) shall apply), shall have received the proceeds of the Approved Additional Financing and such proceeds shall be available to Purchaser to be used to pay the Cash Merger Consideration at the Closing;

9.             Purchaser and Merger Sub hereby represent and warrant to the Company as follows:

Each of Purchaser and Merger Sub has the requisite corporate power and authority to execute and deliver this Amendment and to consummate the transactions contemplated hereby. The execution and delivery of this Amendment by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the respective boards of directors of Purchaser and Merger Sub and by Purchaser as the sole stockholder of Merger Sub and no other corporate proceedings on the part of Purchaser or Merger Sub or approvals from any holders of equity securities of Purchaser or any of its Subsidiaries are necessary to authorize this Amendment or to consummate the transactions contemplated hereby. This Amendment has been duly and validly executed and delivered by Purchaser and Merger Sub and (assuming this Amendment constitutes a valid and binding obligation of the Company) constitutes the valid and binding obligation of each of Purchaser and Merger Sub, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar Laws affecting creditors’ rights generally and by general principles of equity.

10.           The Company hereby represents and warrants to Purchaser and Merger Sub as follows:

The Company has the requisite corporate power and authority to execute and deliver this Amendment and, subject to the Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Amendment and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board, and no other corporate proceedings on the part of the Company or approvals from any holders of equity securities of the Company or any of its Subsidiaries are necessary to authorize this Amendment or to consummate the transactions contemplated hereby (other than the Stockholder Approval). This Amendment has been duly and validly executed and delivered by the Company and (assuming this Amendment constitutes a valid and binding obligation of Purchaser and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar Laws affecting creditors’ rights generally and by general principles of equity.

11.           Except as otherwise provided herein, all of the terms, covenants and other provisions of the Merger Agreement shall continue to be in full force and effect in accordance with their respective terms. After the date hereof, all references to the Merger Agreement (whether in the Merger Agreement or this Amendment) shall refer to the Merger Agreement as amended by this Amendment.

12.           This Amendment may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto. This Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

13.           This Amendment, the Merger Agreement, the Confidentiality Agreement, the Voting and Support Agreement, the Company Disclosure Letter, the Purchaser Disclosure Letter, the Exhibits to the Merger Agreement, the Ancillary Documents and any other documents delivered by the parties in connection herewith and therewith constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings among the parties with respect hereto and thereto.

14.           This Amendment shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the rules of conflict of laws.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this Amendment and caused the same to be duly delivered on their behalf on the day and year first written above.

UNITED ONLINE, INC.

By:	/s/ MARK R. GOLDSTON
	Name:	Mark R. Goldston
	Title:	Chairman, President and Chief Executive Officer

UNOLA CORP.

By:	/s/ MARK R. GOLDSTON
	Name:	Mark R. Goldston
	Title:	Chairman, President and Chief Executive Officer

FTD GROUP, INC.

By:	/s/ BECKY A. SHEEHAN
	Name:	Becky A. Sheehan
	Title:	Chief Financial Officer